Zix Corporation

2711 North Haskell Avenue

Suite 2200, LB 36

Dallas, Texas 75204

June 4, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten

Re:	Request for Acceleration of Effectiveness of Registration Statement on
Form S-3 (File No. 333-238852)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-238852) (the “Registration Statement”) of Zix Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on June 5, 2020 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling Mollie Duckworth at (512) 322-2551.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 4, 2020

Very truly yours, ZIX CORPORATION

By:	/s/ Noah F. Webster
Noah F. Webster
Vice President, General Counsel and Secretary

cc:	Mollie Duckworth, Baker Botts L.L.P.